GARNER INVESTMENTS, INC.
                                  P.O. Box 3412
                             Casper, Wyoming, 82602

                                December 1, 2009



Securities and Exchange Commission
Attn:  Laura Nicholson
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:      Garner Investments, Inc.
         File No. 333-147368

Dear Ms. Nicholson:

     In response to Staff comment letter dated November 17, 2009, Garner Investmetns, Inc. acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                 Sincerely,

                                                 GARNER INVESTMENTS, INC.


                                                 /s/ Roy C. Smith


                                                 Roy C. Smith
                                                 President